Exhibit 22.1
List of Subsidiary Issuers and Guarantors

As of December 31, 2023, the Company is the guarantor of the registered mortgage bonds issued by the following entities. The Company owns, directly or indirectly, 100% of each such entity.

California Water Service Company
a.5.50% First Mortgage Bonds due 2040, Series PPP, issued in 2010